April 1, 2021

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-7010

Attention:    Mr. Nicholas P. Panos

Re:    Columbia Property Trust, Inc.
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 15, 2021 by Columbia Property Trust, Inc.
File No. 001-36113

Dear Mr. Panos:

On behalf our client, Columbia Property Trust, Inc. (“Columbia Property Trust” or the “Company”), we are providing the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 18, 2021 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed March 15, 2021 (File No. 001-36113) (the “Proxy Statement”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed by the Company’s responses.

Mr. Nicholas P. Panos
April 1, 2021

The Company intends to file its Revised Preliminary Proxy Statement on Schedule 14A with the Commission on or about April 1, 2021, with revisions in response to the Staff’s comments set forth below. For your convenience, a redline showing changes from our March 15, 2021 filing has been attached as Annex A hereto.

Schedule 14A

1.The first page of the proxy statement, as defined in Rule 14a-1(g) — and distinguished from the Notice or any letter to shareholders — must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1) of Regulation 14A.

Response: In response to the Staff’s comment, the Company intends to revise the first page of the Proxy Statement, beginning on page 4, to include a legend stating that the Proxy Statement is preliminary and subject to completion.

2.As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears on page 72 of the proxy statement.

Response: In response to the Staff’s comment, the Company intends to revise the first page of the Proxy Statement, beginning on page 4, to include the date upon which the Proxy Statement will be mailed to shareholders.

3.Notwithstanding the disclosure that appears on page 75 regarding the availability of the registrant’s Annual Report, please advise us, with a view toward revised disclosure, how Columbia Property Trust intends to comply with Rule 14a-3(b)(1).

Response: In response to the Staff’s comment, the Company intends to revise the Notice to clarify, on page 2 of the Proxy Statement, that the annual report will be made available on the Company’s website. In addition, the Company will provide, without charge, copies of the annual report upon request to the Company’s Corporate Secretary.

Proposal 1 – Election of Directors, page 9

4.In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: The Company hereby confirms, on behalf of each participant in the solicitation, that none of the participants have been the subject of criminal convictions within the last ten years.

Mr. Nicholas P. Panos
April 1, 2021

Potential Payments Upon Termination or Change in Control, page 59

5.Given that the solicitation in opposition, if commenced, could result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant’s governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant.

Response: In response to the Staff’s comment, the Company notes that the following agreements to which the Company or its subsidiaries is a party may be affected by the election of a majority or more of directors not nominated by the Company:

•Columbia Real Estate Management, LLC (“Columbia REM”) is party to certain sub-management agreements with Senlac Property Management, LLC (“Senlac PM”) pursuant to which a change in the majority or more of the board of directors of the Company would be deemed an assignment that may not be entered into without the prior consent of Senlac PM. Failure to obtain such prior consent would give Senlac PM the right to terminate these sub-management agreements. During 2020, Senlac PM paid the Company management fees of $0.9 million, as well as salary and other reimbursements of $1.8 million.
•The Company’s existing $150 million term loan agreement with Wells Fargo Bank, National Association, as administrative agent, provides that the election of a majority or more of directors not nominated by the Company may be deemed an event of default and result in the acceleration of the Company’s outstanding obligations under the term loan agreement.
•The Company’s existing $300 million term loan facility and $650 million revolving credit facility with J.P. Morgan Chase, N.A., as administrative agent, provides that the election of a majority or more of directors not nominated by the Company may be deemed an event of default and result in the acceleration of the Company’s outstanding obligations under the term loan and revolving credit agreement.
•The Company’s joint venture partnership agreements with respect to Terminal Warehouse, Market Square, 333 Market Street, 1800 M Street, University Circle and 221 Main Street provide that the limited partners may remove the Company as the general partner in the event a majority or more of directors not nominated by the Company are elected to the board of directors of the Company.
•The Company notes that there are no outstanding long-term incentive awards or other payments to its named executive officers that would “single trigger” vest in the event a majority or more of directors not nominated by the Company are elected to the board of directors of the Company. Certain long-term incentives will become vested, and enhanced severance will become payable, only upon certain qualifying terminations of employment after any such event. Please see the section of the Proxy Statement titled

Mr. Nicholas P. Panos
April 1, 2021

“Summary Table of Payments Upon Termination” beginning on page 62 for the individualized breakdown of the value of these amounts, disclosed as required under the applicable rules.
The Company also notes, that the election of a majority or more of directors not nominated by the Company would not be deemed a change of control under the Company’s certificate of incorporation or its bylaws, or otherwise affect the Company’s organizational documents. The impact of the election of a majority or more of directors not nominated by the Company is also disclosed in the section of the Proxy Statement titled “Certain Effects of the Solicitation” beginning on page 80.

Proposal 2 – Advisory Approval of Executive Compensation, page 62

6.Please disclose the current frequency of shareholder advisory votes on executive compensation required by Rule 14a-21(a) and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Response: In response to the Staff’s comment, the Company intends to revise Proposal 2 – Advisory Approval of Executive Compensation to clarify that shareholder advisory votes are currently held each year and the next such shareholder advisory vote will occur at the 2022 annual meeting of shareholders.

General Information about the Annual Meeting, page 72

7.The disclosure indicates that proxy materials are first expected to be mailed to security holders on or about March 31, 2021. Please advise us, with a view toward revised disclosure, how the registrant complied with Item 23 of Schedule 14A regarding the delivery of documents to security holders sharing an address.

Response: In response to the Staff’s comment, the Company has revised the section of the Proxy Statement titled “General Information About the Annual Meeting” beginning on page 74 to include disclosures on householding of proxy materials.

Form of Proxy

8.Please revise the disclosure in the bold typeface regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised.

Response: In response to the Staff’s comment, the Company intends to revise the Form of Proxy to include the following language in bold face type:

“THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE

Mr. Nicholas P. Panos
April 1, 2021

BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR ALL OF COLUMBIA PROPERTY TRUST’S DIRECTOR NOMINEES AND FOR ITEMS 2, 3 AND 4 AND IN THE DISCRETION OF THE PROXY HOLDERS WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF, TO THE EXTENT AUTHORIZED UNDER RULE 14A-4(C) UNDER THE EXCHANGE ACT.”

If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1366 or SVNiles@wlrk.com.

Very truly yours,

/s/ Sabastian V. Niles

Sabastian V. Niles

cc:	Robin Panovka, Wachtell, Lipton, Rosen & Katz Wendy Gill, Columbia Property Trust, Inc.

Annex A